EXHIBIT 4

                        FURON COMPANY

                        Amendment to
     Furon Company 1982 Stock Incentive Plan, as amended
    (Adopted by the Board of Directors on March 22, 1994)

          1. The second sentence of Section 2.4 of the Plan is amended to delete the number "1,500,000" and replace it with the number "1,650,000", thereby increasing the aggregate amount of Common Stock that may be issued or transferred pursuant to "Awards" granted under the Plan by 150,000 shares.

          2. Section 7.7(b) of the Plan is amended in its entirety to read as set forth below so as to reflect correctly the intent of the Plan by conforming it to the applicable provisions of Section 16 of the Securities
Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

               "(b) If an amendment would
          materially (i) increase the benefits
          accruing to participants within the
          meaning of Rule 16b-3(a) under the Exchange
          Act or any successor thereto, (ii) increase the aggregate number of shares which may be issued under this Plan, or (iii) modify the requirements of eligibility for participation in this Plan, the amendment shall be approved by the Board or the Committee and by a majority of the shareholders."